August 29, 2019

Catherine A. Graham
Chief Financial Officer
2U, Inc.
7900 Harkins Road
Lanham, MD 20706

       Re: 2U, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           File No. 001-36376

Dear Ms. Graham:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Notes to Consolidated Financial Statements
Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts, page 66

1. You disclose that your Short Course Segment (a.k.a. Alternative Credential Segment)
      recognizes the gross proceeds received from the students and shares contractually specified percentages with your university clients, for providing short course content and certification, which are recognized as curriculum and teaching costs on your consolidated statements of operations and comprehensive loss. Please tell us how you determined you were the principal permitted to report gross in these arrangements. We refer you to ASC
      606-10-55-36 through 55-40 and 25-18(f).
 Catherine A. Graham
2U, Inc.
August 29, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                         Sincerely,
FirstName LastNameCatherine A. Graham
                                                         Division of
Corporation Finance
Comapany Name2U, Inc.
                                                         Office of Information
Technologies
August 29, 2019 Page 2                                   and Services
FirstName LastName